02047109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-52600

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo Financial Thrift and Profit Sharing Plan
c/o Wells Fargo Financial, Inc.
206 Eighth Street
Des Moines, Iowa 50309

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

WV

REQUIRED INFORMATION

	Page
Independent Auditors' Report	1
Financial Statements and Schedule	
Financial Statements as of and for the Years Ended December 31, 2001 and 2000:	
Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2001:	
Schedule of Assets (Held At the End of Year)	8
Signatures	10
Exhibit 23 – Independent Auditors' Consent	11

2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

Plan Administrator
Wells Fargo Financial Thrift and Profit Sharing Plan:

We were engaged to audit the financial statements and supplemental schedule of the Wells Fargo Financial Thrift and Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000 and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This "Schedule of Assets (Held at End of Year)" is the responsibility of the Plan's management. The "Schedule of Assets (Held at End of Year)" has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

July 23, 2002

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,	
Assets:	2001	2000
Investments, at quoted fair value:		
Common stock funds	$ 176,110,884	$ 197,749,358
Wells Fargo common stock	2,009,123	
Cash reserve fund	15,363,245	13,592,675
Bond fund	72,431,255	60,713,686
Investments, at estimated fair value:		
Participant loans	5,173,711	4,966,747
Total investments	271,088,218	277,022,466
Employer contributions and other receivables	24,918,935	21,750,795
Net assets available for Plan benefits	$ 296,007,153	$ 298,773,261

See accompanying notes to financial statements.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	For the Years Ended December 31,	
	2001	2000
Additions/(Deductions) to net assets attributed to:		
Investment loss:		
Interest	$ 1,154,875	$ 1,388,015
Dividends	1,364,312	19,010,083
Net depreciation in fair value of investments	(20,920,357)	(42,047,078)
Net investment loss	(18,401,170)	(21,648,980)
Contributions:		
Employer	24,920,752	21,351,141
Employee	14,404,478	12,562,957
Total contributions	39,325,230	33,914,098
Total additions	20,924,060	12,265,118
Deductions from net assets attributed to:		
Participant withdrawals	23,677,616	25,258,755
Administrative expenses	12,552	15,936
Total deductions	23,690,168	25,274,691
Net decrease in net assets available for Plan benefits	(2,766,108)	(13,009,573)
Net assets available for Plan benefits at:		
Beginning of year	298,773,261	311,782,834
End of year	$296,007,153	$298,773,261

See accompanying notes to financial statements.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

1. Description of Plan.

The following description of the Wells Fargo Financial Thrift and Profit Sharing Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Under the Plan, any eligible employee who has attained age 21 and completed one Year of Service (as defined) is eligible to participate in the Plan by making contributions thereto.

Contributions to provide benefits under the Plan are made by participating employees and by Wells Fargo Financial, Inc. (the "Company") and its participating subsidiary and affiliated companies (the "Employer"). Under the Plan, an employee may make designated basic after-tax contributions equal to 2, 3, 4, 5 or 6 percent of his or her compensation (with compensation not to exceed $170,000). An employee who is making basic contributions equal to 6 percent of his or her compensation may make supplemental after-tax contributions equal to 1, 2, 3 or 4 percent of his or her compensation. Contributions made by an employee are credited to his or her employee contribution account. The Employer makes matching thrift and profit sharing contributions. The thrift contribution is $1.00 for each $1.00 of basic employee contributions made during the year and not withdrawn. The Employer may also make a discretionary contribution up to an additional $1.50 for each $1.00 of basic employee contributions made during the year and not withdrawn. This amount is determined by the Wells Fargo Financial Compensation Committee. However, no contributions are made by the Employer for basic employee contributions made during the year by a person who is not in the employ of the Employer or an affiliated company on the last business day of that year. Contributions made by the Employer are credited to the respective employer contribution accounts of the participating employees. Employee and employer contributions credited to the accounts of a participating employee for a plan year are limited to the lesser of (i) $35,000 or (ii) 25 percent of such employee's compensation for such year. Employee and employer contributions credited to the accounts of a highly compensated participant (a participant whose compensation exceeded $85,000 in 2000) for a plan year may be further limited based on the actual contribution percentages for non-highly compensated participants.

Employees are fully vested in their employer contribution accounts after seven Years of Service (as defined in the Plan Document), or upon termination of employment due to death, disability, or retirement on or after age 65. Employees become partially vested in their employer contribution accounts to at a rate of 10 percent for each Year of Service completed in years one through four and 20 percent in years five through seven. Employees are at all times fully vested in their employee contribution accounts. Forfeitures are used to reduce subsequent employer contributions. Upon termination of employment, various benefit payout alternatives are available at the employee's option.

An employee may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the employee's accounts and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates on Plan loans issued after January 1, 2000 are the prime interest rate plus one percent per annum. Interest rates on Plan loans issued prior to January 1, 2000 are 16 percent per annum. Principal and interest is paid ratably through bi-weekly payroll deductions.

1. Description of Plan, Continued.

The Plan allows participants to select the manner in which their respective employee and employer contribution account balances are invested from a variety of investment options. Assets in each of the available investment funds are valued daily.

The Plan provides for the allocation of Plan assets in the event the Plan is terminated by the Company, which reserves that right. Each participant will receive payment of the entire amount credited or allocated to his or her employee and employer contribution accounts as of the date of termination, less the proportionate share of any termination expenses incurred by Wells Fargo Thrift & Profit Sharing Trust (the "Trust").

Effective January 1, 2001, the Plan added an option allowing the participants to invest in Wells Fargo & Company Common Stock.

2. Summary of Accounting Policies.

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Interest and Dividend Income. Interest and dividend income from the trustee-managed investment funds is recorded on a cash basis, which approximates the accrual method of accounting. Dividend income includes capital gain distributions from mutual funds.

Valuation of Investments. Investments other than participant loans are stated at fair value based on quoted market prices. The fair value of participant loans are valued by the trustee.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification. Certain amounts in the 2000 financial statements have been reclassified to conform to the presentation used in the 2001 financial statements.

Payment of Benefits. Benefits are recorded when paid, which approximates the accrual method of accounting. As of December 31, 2001 and 2000, benefits of $192,185 and $1,073,233, respectively, were due to participants who have withdrawn from participation in the Plan.

3. Tax Status of the Plan.

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the effective date of the latest determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the Trust was tax-exempt as of the financial statement date.

4. Administration.

The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company. The Company pays certain administrative costs relating to the Plan, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

5. Investments.

The Plan's investments (including investments bought, sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Net (Depreciation)Appreciation in Fair Value

	2001	2000
Common stock funds	$(26,696,085)	$(47,069,102)
Wells Fargo common stock	(131,644)	
Bond fund	5,907,372	5,022,024
	$(20,920,357)	$(42,047,078)

The Plan holds certain debt securities of the Company as investments in the Wells Fargo Financial Intermediate Bond Fund. The Wells Fargo Financial Intermediate Bond Fund is a group of investments managed by Company personnel. These securities are purchased on the open market at prevailing market rates and, upon maturity, are redeemed at par by the Company.

The fair value of individual investments that represent 5.0 percent or more of the Plan's net assets at December 31 are as follows:

	2001	2000
Wells Fargo Financial Intermediate Bond Fund	$72,431,255	$60,713,686
American Century Value Fund	32,788,219	26,227,343
American Century Growth Fund	41,868,047	52,897,968
American Century Ultra Fund	51,499,041	61,154,981
American Century Premium Capital Reserve Fund	15,363,245	13,592,675
American Century International Growth Fund	14,025,882	19,107,408
American Century Equity Index Fund	27,699,467	32,869,742

6. Party-in-Interest Transactions.

The Plan engages in transactions involving the acquisition or disposition of shares of American Century Mutual Funds, Wells Fargo Financial Intermediate Bond Fund and Wells Fargo Company Common Stock. American Century, Wells Fargo Financial and Wells Fargo Company are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

7. Reconciliation of Financial Statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial Statements	$ 296,007,153	$ 298,773,261
Participant loans in default status	-	(3,429)
Net assets available for benefits per the Form 5500	$ 296,007,153	$ 298,769,832

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

	Year ended December 31, 2001	Year ended December 31, 2000
Total deductions per the financial statements	$23,690,168	$25,274,691
Less: Distributions of participant loans in default which were previously considered deemed distributions	(3,429)	(37,543)
Total deductions per the Form 5500	$23,686,739	$25,237,148

8. Subsequent Events.

On July 1, 2002, Wells Fargo Bank Minnesota, N.A. (Wells Fargo Bank) became the trustee of the Trust, and Wells Fargo Retirement Plan Services, Inc. (Wells Fargo RPS) became the record keeper of the Plan. Both Wells Fargo Bank and Wells Fargo RPS are affiliates of the Company.

Effective January 1, 2002, employees become partially vested in their employer contribution accounts at a rate of 10 percent for each Year of Service completed in years one and two and 20 percent in years three through six.

Effective January 1, 2002, an employee may make designated basic after-tax contributions equal to 2, 3, 4, 5 or 6 percent of his or her compensation. An employee who is making basic contributions equal to 6 percent of his or her compensation may make supplemental after-tax contributions up to 44 percent, in 1 percent increments, of his or her compensation.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2001

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	American Century Value Fund	4,677,349 shares	$ 32,788,219
*	American Century Growth Fund	2,138,307 shares	41,868,047
*	American Century International Growth Fund	1,757,629 shares	14,025,882
*	American Century Ultra Fund	1,851,152 shares	51,499,041
*	American Century Vista Fund	104,623 shares	1,170,734
*	American Century Heritage Fund	165,129 shares	1,794,956
*	American Century Income & Growth Fund	61,255 shares	1,676,544
*	American Century Equity Index Fund	6,034,742 shares	27,699,467
	American Century Investments Brokerage Account	2,760,921 shares	2,760,921
*	JP Morgan US Small Company Fund	65,797 shares	827,073
	Total Common Stock Funds		176,110,884

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2001
(concluded)

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	Wells Fargo Company Common Stock	46,197 shares	2,009,123
*	American Century Premium Capital Reserve Fund	15,363,245 shares	15,363,245
*	Wells Fargo Financial Intermediate Bond Fund	4,746,061 shares	72,431,255
*	Participant Loans	Variable rate, maturity dates from 1 to 10 years	5,173,711
	Total investments		$271,088,218

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO FINANCIAL THRIFT
AND PROFIT SHARING PLAN

Date: July 29, 2002

By: Retirement Committee of the Wells Fargo Financial Thrift and Profit Sharing Plan

By: ______________________________
Patricia J. McFarland, Member

By: ______________________________
James E. Goodson, Member

By: ______________________________
Dennis E. Young, Member

Exhibit 23

Independent Auditors' Consent

The Plan Sponsor and Plan Administrator of the
Wells Fargo Financial Thrift and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 33352600) on Form S-8 of Wells Fargo Financial Inc. of our report dated July 23, 2002, with respect to the statements of net assets available for plan benefits of the Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for plan benefits for each of the years then ended, and related schedule as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Wells Fargo Financial Thrift and Profit Sharing Plan.

KPMG LLP

Minneapolis, Minnesota
July 29, 2002